

Mail Stop 3233

May 13, 2016

Via Email
Mr. Michael Ritz
Chief Accounting Officer
Omega Healthcare Investors, Inc.
200 International Circle, Suite 3500
Hunt Valley, MD 21030

> **Re:** **Omega Healthcare Investors, Inc.**
> **Form 10-K for the year ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 001-11316**
>
> **Form 8-K**
> **Filed February 10, 2016**
> **File No. 001-11316**

Dear Mr. Ritz:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
Commodities